SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6–K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a–16 OR 15d–16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 27, 2002

(Commission File No. 1–14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215–000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20–F      Form 40–F

Indicate by check mark if the registrant is submitting the Form 6–K
in paper as permitted by Regulation S–T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6–K
in paper as permitted by Regulation S–T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the
Securities Exchange Act of 1934.

Yes____         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

Investor Relations
(55 61) 415–1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415–1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ Corporate Taxpayer Identification 02.570.688/0001–70

Board of Trade NIRE 53.3.0000581–8

Publicly Traded Company

CVM 01768–0

MATERIAL FACT

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 27, 2002

Date and time: December 27, 2002, at 12:00 p.m.

Place: In the City and State of Rio de Janeiro, at Av. Presidente Wilson n° 231, 28° andar (parte).

Summons: Letter sent on December 19, 2002.

Presences: The following members of the Board of Directors of Brasil Telecom Participações S.A. (BTP): Luis Octavio da Motta Veiga, Verônica Valente Dantas, Arthur Joaquim de Carvalho. Present the following alternate member: Aloísio Macário Ferreira de Souza.

Board: Chairman: Mr. Luis Octavio da Motta Veiga. Secretary: Mr. Gabriel Andrade.

Deliberations:

It was decided by the present members that the minutes hereby will be drawn up as a summary.

1. The present members of the Board of Directors, by unanimity, deliberated the following:

(i) To approve, based on article 1 of the CVM Instruction 10/80, as amended, in § 1, incision “b”, and in § 2 of article 30 of the Law 6,404/76, altered by Law 10,303/01, and on article 23, VI, of the Company’s By-laws, the acquisition, by the Company, of its own preferred and common shares, to be kept in treasury or to be canceled, or for future sale. The acquisition hereby authorized will take place according to the following terms and conditions:

•	The acquisition has the objective of investing resources available for this end, derived from the account “Retained Earnings”;

•	The Company may purchase, to be kept in treasury or to be cancelled, or for future sales, (i) common shares up to the limit of 6,161,061,247 (six billion, one hundred and sixty-one million, sixty-one thousand, two hundred and forty-seven) common shares in treasury, which corresponds to the limit of 10% (ten percent) of the common shares in circulation, and (ii) preferred shares up to the limit of 21,986,351,094 (twenty-one billion, nine hundred and eighty-six million, three hundred and fifty-one thousand and ninety-four) preferred shares in treasury, which corresponds to the limit of 10% (ten percent) of the preferred shares in circulation. The Company has 692,000,000 (six hundred and ninety-two million) common shares in treasury, as of December 26, 2002;

•	The acquisition will be valid for 3 (three) months, beginning on January 2, 2003;

•	According to article 5 of the CVM Instruction 10/80, there are 281,474,123,416 (two hundred and eighty-one billion, four hundred and seventy-four million, one hundred and twenty-three thousand, four hundred and sixteen) shares in circulation in the market as of December 26, 2002, being 61,610,612,472 (sixty-one billion, six hundred and ten million, six hundred and twelve thousand, four hundred and seventy-two) common shares and 219,863,510,944 (two hundred and nineteen billion, eight hundred and sixty-three million, five hundred and ten thousand, nine hundred and forty-four) preferred shares;

•	The operations for the acquisition and/or sale of these shares will occur at market price and will be mediated by the brokers Unibanco CVM S.A., with headquarters at Rua da Quitanda, 157/3rd floor, São Paulo – SP, ZIP code 01.012–010; Itaú; CV S.A., with headquarters at Rua Boa Vista, 185/3rd floor, São Paulo – SP, ZIP code 01.014–001; and Credit Suisse First Boston S.A. CTVM, with headquarters at Avenida Brigadeiro Faria Lima, 3,064/13th floor, São Paulo – SP, ZIP code 01.451–000.

•	The acquisition of the shares hereby approved will be conducted by the Executive Board of the Company, and will be subject to the norms established in the Buyback Committee Meeting held on December 17, 2002, of which the minutes will be filed in the Company’s headquarters (Doc. I), and respected by the Board of Directors of the Company.

This document is a free translation of the originals signed in proper books.

Rio de Janeiro, December 27, 2002.

Luis Octavio da Motta Veiga Chairman of the Meeting	Gabriel Andrade Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 27, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer